Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 June 2018, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three and nine months ended 30 June 2018 have been translated into U.S. dollars at the rate on 30 June 2018 of $1.31792 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. The accounting policies that GW applies in recognizing these revenues are set out in detail in the Group’s Annual Report as filed with SEC on Form 20-F on 4 December 2017.

Expenditure on research and development activities is recognized as an expense in the period in which the expense is incurred. GW incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on the Epidiolex development program and certain pipeline product trials.

Sales, general and administrative expenses consist primarily of salaries, employer payroll taxes and benefits related to GW’s executive, finance, business development and support functions. Other sales, general and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company on NASDAQ in the U.S., including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

Net foreign exchange gains/losses primarily result from unrealized gains/losses on translating the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to pounds sterling exchange rate.

As a UK resident Group with operations in the U.S., GW is subject to both UK and U.S. corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Results of Operations:

Comparison of the three months ended 30 June 2018 and 30 June 2017

Revenue

Total revenue for the three months ended 30 June 2018 was £2.6 million, compared to £2.4 million for the three months ended 30 June 2017. This increase of £0.2 million primarily comprises:

•	£0.5 million increase in Sativex product sales revenues to £2.3 million for the three months ended 30 June 2018 compared to £1.8 million for the three months ended 30 June 2017. In-market sales volumes sold by GW’s commercial partners for the three months ended 30 June 2018 were 23% higher than the three months ended 30 June 2017. Sales volumes to partners increased by 21% over the same period, primarily due to increased shipments to Germany, offset in part by a decrease in sales price

•	£0.1 million decrease in research and development fees to £0.1 million for the three months ended 30 June 2018 from £0.2 million for the three months ended 30 June 2017. This reflects the impact of the termination of the Group’s partner-funded Sativex Phase 3 program in December 2017
•	£0.1 million decrease in license, collaboration and technical access fees
•	£0.1 million decrease in development & approval milestones

Cost of sales

Cost of sales for the three months ended 30 June 2018 of £1.3 million represents a £0.2 million increase over the £1.1 million recorded in the three months ended 30 June 2017 and is in line with the increase in shipments of Sativex to commercial partners.

Research and development expenditure

Total research and development expenditure for the three months ended 30 June 2018 of £18.6 million decreased by £9.3 million compared to the £27.9 million incurred in the three months ended 30 June 2017.

•	£7.8 million decrease in the expense recognised in the income statement for growing high CBD plant material for Epidiolex, as a result of the commencement of capitalisation of such costs into inventory
•	£3.7 million decrease in research and development costs as a result of the reversal of the Epidiolex inventory provision recorded upon FDA approval on 25 June 2018
•	£2.2 million increase in clinical trial and consultancy costs associated with the epilepsy development program. The increase is largely due to staff and employment-related expenses linked to increased global headcount associated with the Group’s Epidiolex NDA process and ongoing EMA filing reviews, pipeline and Epidiolex clinical development programs

Sales, general and administrative expenses

Sales, general and administrative expenses for the three months ended 30 June 2018 of £26.7 million increased by £14.9 million compared to the £11.8 million incurred in the three months ended 30 June 2017. This increase is due to:

•	£7.6 million increase in payroll costs driven by increased headcount within the Group’s expanding commercial operations in the U.S. and Europe
•	£5.6 million increase in U.S. pre-launch commercialization, marketing and consultancy costs
•	£1.0 million increase in respect of property and travel costs, primarily due to the expansion of U.S. based operations
•	£0.7 million increase in corporate overhead costs such as legal, insurance, investor relations and professional fees

Net foreign exchange gains / (losses)

Net foreign exchange gain for the three months ended 30 June 2018 was £16.6 million, compared to a £8.4 million loss recorded for the three months ended 30 June 2017. In both periods the exchange movement recognized relates to the remeasurement of the Group’s US dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to Sterling exchange rate at 30 June. The Sterling to U.S. dollar exchange rate has moved from 1.40495 at 31 March 2018 to 1.31792 at 30 June 2018. Dollar denominated cash deposits totalled $447.7 million at 31 March 2018 and $360.0 million at 30 June 2018.

Taxation

The tax expense was £0.6 million for the three months ended 30 June 2018. This represents a decrease of £6.8 million compared to a £6.2 million benefit recorded in the three months ended 30 June 2017.

In the three months ended 30 June 2018, GW recorded a tax charge of £0.6 million in respect of its US subsidiary Greenwich Biosciences, Inc. With effect from 1 October 2017, the Group is also no longer able to qualify for tax credits in respect of the Small and Medium sized enterprises (SME) R&D relief under the UK Finance Act 2000. The Group now qualifies for the reduced above-the-line Research and Development Expenditure Credit (RDEC), available to large enterprises in the UK. A £0.4 million benefit is therefore recorded within Interest and Other Income for the three months ended 30 June 2018.

In the three months ended 30 June 2017, GW recorded a tax benefit of £6.2 million comprising: (i) the recognition of an accrued £5.6 million research and development tax credit claimable by GW Research Limited in respect of research and development expenditure incurred in the three months ended 30 June 2017; and (ii) the recognition of an additional £0.6 million of research and development tax credits in respect of the year ended 30 September 2016 as part of the process for finalising tax returns for that period.

Loss

The Group reported a loss after tax for the three months ended 30 June 2018 of £27.1 million compared with a loss after tax for the three months ended 30 June 2017 of £40.4 million.

Results of Operations:

Comparison of the nine months ended 30 June 2018 and 30 June 2017:

Revenue

Total revenue for the nine months ended 30 June 2018 was £10.7 million, compared to £6.1 million for the nine months ended 30 June 2017. This increase of £4.6 million comprises:

•	£2.1 million increase in license collaboration and technical access fees to £3.2 million for the nine months ended 30 June 2018 compared to £1.1 million for the nine months ended 30 June 2017. This increase is due to the mutually-agreed termination of the Group’s Sativex research and collaboration agreement with Otsuka Pharmaceuticals during the first quarter, which led to the accelerated recognition of certain deferred income balances
•	£1.5 million increase in Sativex product sales revenues to £5.9 million for the nine months ended 30 June 2018 compared to £4.4 million for the nine months ended 30 June 2017. In-market sales volumes sold by GW’s commercial partners for the nine months ended 30 June 2018 were 27% higher than the nine months ended 30 June 2017. Sales volumes to partners increased by 38% over the same period, due primarily to increased shipments to Germany
•	£1.0 million increase in research and development fees to £1.5 million for the nine months ended 30 June 2018 compared to £0.5 million for the nine months ended 30 June 2017 also reflecting the impact of the termination of the Group’s Sativex research and collaboration agreement

Cost of sales

Cost of sales for the nine months ended 30 June 2018 of £3.4 million is an increase of £0.9 million compared to the £2.5 million recorded in the nine months ended 30 June 2017. This is a result of the increase in shipments of Sativex to commercial partners.

Research and development expenditure

Total research and development expenditure for the nine months ended 30 June 2018 of £81.7 million increased by £1.7 million compared to the £80.0 million incurred in the nine months ended 30 June 2017. This increase is due to:

•	£7.3 million increase in clinical trial and consultancy costs associated with the epilepsy development program. The increase is largely due to staff and employment-related expenses linked to increased global headcount combined with consultancy and clinical trial costs associated with the Group’s Epidiolex NDA process and ongoing EMA filing reviews, pipeline and Epidiolex clinical development programs
•	£5.6 million decrease in the expense recognised in the income statement for growing high CBD plant material for Epidiolex, as a result of the commencement of capitalisation of such costs into inventory

Sales, general and administrative expenses

Sales, general and administrative expenses for the nine months ended 30 June 2018 of £61.7 million increased by £34.0 million compared to the £27.7 million incurred in the nine months ended 30 June 2017. This increase is due to:

•	£15.9 million increase in payroll costs driven by increased headcount within the Group’s expanding U.S. and European commercial operations
•	£13.6 million increase in marketing costs arising from the Group’s preparations for U.S. commercial launch
•	£2.8 million increase in property and travel costs, primarily due to the expansion of U.S. based operations
•	£1.7 million increase in corporate overhead costs such as legal, insurance, investor relations and professional fees

Net foreign exchange gains / (losses)

Net foreign exchange loss for the nine months ended 30 June 2018 was £0.6 million, consistent with a £0.6 million loss recorded for the nine months ended 30 June 2017. In both periods the exchange movement recognized relates to the remeasurement of the Group’s US dollar denominated cash deposits to pounds sterling at the closing US dollar to Sterling exchange rate at 30 June. The Sterling to U.S. dollar exchange rate has moved from 1.40495 at 30 September 2017 to 1.31792 at 30 June 2018. Dollar denominated cash deposits totalled $242.0 million at 30 September 2017 and $360.0 m million at 30 June 2018.

Taxation

The tax expense was £3.0 million for the nine months ended 30 June 2018, which represents a decrease of £16.9 million compared to a £13.9 million benefit recorded in the nine months ended 30 June 2017.

In the nine months ended 30 June 2018, GW recorded a tax expense of £3.0 million in respect of the Group’s U.S. subsidiary Greenwich Biosciences, Inc. due primarily to the revaluation of certain deferred tax balances following the signing into law of the Tax Cuts and Jobs Act in December 2017. With effect from 1 October 2017, the Group is also no longer able to qualify for tax credits in respect of the Small and Medium sized enterprises (SME) R&D relief under the UK Finance Act 2000. The Group now qualifies for the reduced above-the-line Research and Development Expenditure Credit (RDEC), available to large enterprises in the UK. A £1.9 million benefit is therefore recorded within Interest and Other Income for the nine months ended 30 June 2018.

In the nine months ended 30 June 2017, GW recorded a tax benefit of £13.9 million comprising: (i) the recognition of an accrued £12.8 million research and development tax credit claimable by GW Research Limited in respect of the research and development expenditure incurred in the nine months ended 30 June 2017; (ii) the recognition of an additional £0.7 million of research and development tax credits in respect of the year ended 30 September 2016 as part of the process for finalising UK and US tax returns for that period; and (iii) the recording of £0.4 million of tax benefit in respect of an additional deferred tax asset recognised on timing differences for Greenwich Biosciences, Inc.

Loss

The Group reported a loss after tax for the nine months ended 30 June 2018 of £136.7 million compared with a loss after tax for the nine months ended 30 June 2017 of £90.3 million.

Liquidity and Capital Resources

Cash Flow

Net cash outflow from operating activities for the nine months ended 30 June 2018 of £111.4 million was £36.1 million higher than the £75.3 million outflow from operating activities for the nine months ended 30 June 2017, principally reflecting the progress with the Epidiolex regulatory submissions, the scale up in operations in anticipation of the commercial release of Epidiolex and increased headcount.

Capital expenditure for the nine months ended 30 June 2018 of £18.3 million was £4.8 million higher than the £13.5 million for the nine months ended 30 June 2017 reflecting ongoing investment efforts in the Group’s Epidiolex production and processing capacity.

Net cash flow from financing activities increased by £222.7 million to a £221.0 million inflow in the nine months ended 30 June 2018 compared to a £1.7 million outflow for the nine months ended 30 June 2017 due to the completion of a successful equity fundraising in December 2017.

As at 30 June 2018, GW had a closing cash position of £334.0 million compared to £241.2 million as at 30 September 2017.

Property, plant and equipment

Property, plant and equipment at 30 June 2018 increased by £6.2 million to £49.9 million from £43.7 million at 30 September 2017 reflecting the continued investment in increasing the Group’s Epidiolex growing and production capacity.

Inventories

Inventories at 30 June 2018 increased by £15.8 million to £20.0 million from £4.2 million at 30 September 2017. Inventories consist of Epidiolex and Sativex finished goods, consumable items and work in progress and are stated net of a £0.2 million realizable value provision (30 September 2017: £0.1 million).

During the nine months ended 30 June 2018, after notification by the FDA of the Group’s successful submission of a New Drug Application, capitalization of Epidiolex inventory commenced. Gross inventories and a provision of £17.0 million were recognized during the period. This inventory was subject to full provision until the FDA approval process had made sufficient progress to give confidence of the recoverability of the inventory. On 25 June 2018, the Group received FDA approval for Epidiolex in the United States. As a result of this, in accordance with IFRS accounting standards, £16.8 million of the inventory provision held against Epidiolex material was reversed.

Trade receivables and other assets

Trade receivables and other assets at 30 June 2018 increased by £6.5 million to £17.7 million from £11.2 million at 30 September 2017. This is primarily due to an increase in deposits paid for capital assets which have not yet been delivered to the Group.

Trade and other payables

Current trade and other payables at 30 June 2018 increased by £7.0 million to £40.1 million from £33.1 million at 30 September 2017. This increase primarily reflects an increase in other creditors and accruals relating to operational scale up and employee-related costs.

Non-current trade and other payables at 30 June 2018 decreased by £0.5 million to £8.8 million compared with £9.3 million at 30 September 2017.

Headcount

Average headcount for the nine months ended 30 June 2018 was 618 (30 June 2017: 519).

Guidance

Consistent with previous guidance, we expect total cash outflows for the second half of the year to be in the range of $120 to $140 million (£90 million to £105 million), which includes capital expenditure of $10 million to $20 million related to manufacturing expansion.

Foreign Private Issuer Status

As highlighted in our financial results for the three and six months to March 31, 2018, we no longer qualify as a foreign private issuer.

Effective October 1, 2018, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects, and which must be filed more promptly, than the forms available to a foreign private issuer, and we will be required to comply with the disclosure and procedural requirements under Section 14 of the Securities Exchange Act of 1934, as amended, applicable to soliciting proxies. Our next Annual Report for the year ended September 30, 2018 will be filed as a domestic issuer, on Form 10-K. The consolidated financial statements included on Form 10-K will be presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Accordingly, we have appointed the U.S. firm of Deloitte & Touche LLP as principal auditor for the consolidated financial statements as of and for the year ended September 30, 2018. In prior periods, the UK firm of Deloitte LLP served as principal auditor for our consolidated financial statements.